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Paris             February 24, 2006                                  58338.00002
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Shanghai          Pamela A Long
Stamford          Division of Corporate Finance
Tokyo             Securities and Exchange Commission
Washington, DC    100 F Street, NE
                  Mail Stop 7010
                  Washington, DC 20549-7010

                  Re:  Ashton Woods USA L.L.C.
                       Amendment No. 1 to Registration Statement on Form S-4 Filed January 31, 2006
                       File No.: 333-129906 and 333-129906-01 through 22

                  Dear Ms. Long:

                  On behalf of our clients, Ashton Woods USA L.L.C., a Nevada limited liability company (the "Issuer"), Ashton Woods Finance Co., a Delaware corporation (the "Co-Issuer" and together with the Issuer, the "Issuers") and the subsidiary guarantors referred to in the Form S-4 referenced above (each, a "Subsidiary Guarantor" and collectively, the "Subsidiary Guarantors"), we are submitting the Issuers' response to Staff comments conveyed in the Staff comment letter dated February 17, 2006. This letter is submitted along with Amendment No. 2 to the Registration Statement on Form S-4 of the Issuers (the "S-4") for the registration under the Securities Act of 1933, as amended (the "Securities Act") of $125,000,000 aggregate principal amount of the Issuers' 9.5% senior subordinated notes due 2015 (the "New Notes") and guarantees thereof by the Subsidiary Guarantors (the "New Guarantees") issuable in exchange for the Issuers' existing 9.5% senior subordinated notes due 2015 and the related guarantees thereof by the Subsidiary Guarantors, which were offered and sold in a transaction exempt from registration under the Securities Act. Amendment No. 2 to the S-4 was transmitted for filing to the Commission via Edgar on the date hereof.

                  With respect to the Staff comment letter, the response of the Issuers to each of the Staff's comments are set forth below on the Issuers' behalf, together with the related comments. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the comment letter. The page numbers in the Issuers' responses below correspond to the page numbers in the Form S-4 amendment filed herewith.

                  Pamela A Long
                  February 24, 2006
                  Page 2


                  Summary consolidated financial information and operating data, page 8
                  Selected historical consolidated financial and operating data, page 33

                  1. We note your response to prior comment 18. However, it appears to us that you should revise your disclosures to address the specific limitations of eliminating each material recurring item from the non-GAAP measure you present, similar to the following:

                           o        It does not include interest expense.
                                    Because you borrow money to finance your inventory purchases and operations, interest expense is a necessary element of your costs and ability to generate revenue. Therefore any performance measure that excludes interest expense has material limitations.

                           o It does not include depreciation and amortization. Because you use capital assets, depreciation and amortization are necessary elements of your costs and ability to generate revenue. Therefore any performance measure that excludes depreciation and amortization has material limitations.

                  Response:

                  The disclosure in footnote 2 to the "Summary consolidated financial information and operating data" on page 9 and to the "Selected historical consolidated financial and operating data" on page 34 has been revised to further describe the specific limitations noted in the staff's comment. Specifically, the third paragraph of footnote 2 has been revised to read as follows:

                           "EBITDA does have certain limitations as a tool for measuring Company performance from period to period, because that performance is affected by the use of cash to purchase capital assets and to pay interest and taxes. These amounts, as well as depreciation and amortization associated with capital assets, can fluctuate significantly over time due to fluctuations in our debt levels used to finance our inventory, purchases of capital assets and operations, income levels and other performance issues, which is not apparent if EBITDA is used as an evaluation tool. Because we borrow money to finance our inventory purchases and operations, interest expense is a necessary element of our costs and affects our ability to generate revenue. Further, because we use capital assets, depreciation and amortization are necessary elements of our costs and also affect our ability to generate revenue. Any performance measure that excludes interest expense, depreciation and amortization has material limitations. To compensate for these limitations, our management uses both EBITDA and net income, the most directly comparable GAAP measurement, to evaluate our performance."

                  Pamela A Long
                  February 24, 2006
                  Page 3

                  Overview, page 36

                  2. We note your additional disclosures in response to prior comment 22. Please further disclose the specific factors you use to determine that land does not fit your home development program.

                           Response:


                           The disclosure on page 36 has been further revised to address the specific factors used to determine that land does not fit the Issuer's home development program. The following has been added as a new fourth sentence in the second paragraph on page 36:

                                    "Parcels of land or finished lots may be deemed not to fit within our home development program for a variety of reasons, including, when a specific parcel contains a greater supply of lots than deemed appropriate for the particular development or specific lots are designed for a housing product that is not within our business plan for that area, such as custom built homes or homes that are not within the size specifications for the particular development."

                  Off-Balance Sheet Arrangements and Aggregate and Contractual Commitments, page 48


                  3. Please clarify why the aggregate exercise price of options disclosed on page 48 is inconsistent with the total amount presented on page 49.

                           Response:


                           The table on page 48 shows the option contract amounts net of cash deposits, as is indicated in the lead-in to that table. The dollar amounts included in the table on page 49 include these cash deposits. Therefore, the sentence leading into the table on page 49 has been revised to read as follows to clarify this point:

                                    "Under the terms, and assuming no
                                    significant changes in market conditions or other factors, we expect to exercise our land options as shown in the table below. Amounts (in thousands) shown in the following table include amounts paid as cash deposits under our outstanding option contracts, totaling an aggregate of approximately $4.8 million."

                  Note 1 -- Summary of Significant Accounting Policies -- Presentation, page F-7


                  4. We reviewed your response to prior comment 58. Please confirm that you will continue to assess whether your markets exhibit similar economic factors. Please also confirm that to the extent that short-term economic factors in any markets impact your consolidated operations and margins, you will continue to disclose and discuss them in MD&A.

                  Pamela A Long
                  February 24, 2006
                  Page 4

                           Response:

                           We have been informed by the Issuers that they will continue to assess whether their markets exhibit similar economic factors. To the extent that short-term economic factors impact the Issuer's consolidated operations and margins, the Issuer has confirmed that it will continue to disclose such factors and discuss the impact in Management's Discussion and Analysis.

                  Note 1 -- Summary of Significant Accounting Policies -- Revenue Recognition, page F-8


                  5. We note your response to prior comment 61. We also note the balance of restricted cash at May 31, 2004. Please provide as additional information related to the transaction that resulted in the restricted cash as of May 31, 2004 and help us understand why, in light of the restrictions, revenue recognition was not impacted.

                           Response:


                           The May 31, 2004 restricted cash balance resulted from a transaction in which the final sales price was predicated on the completion of development and platting activities. The cash was held as restricted until these tasks were complete. As was discussed in the response to comment 61 in the prior response letter, the Issuer generally recognizes revenue from home sales and lot sales at the time of the closing of the sale, when title to and possession of the property is transferred to the buyer. In the transaction generating the restricted cash, the Issuer did not recognize revenue until the restrictions lapsed and the Issuer had unrestricted access to the cash. This was a unique transaction related to the Issuer's Denver land activities and involved an immaterial amount of money. It is not expected that similar transactions will occur with any frequency in the Issuer's business. As a result, the Issuer does not view the need to delay recognition of this revenue until the restrictions were lifted in this one circumstance as material to its revenue recognition policy. If the Issuer's circumstances were to change in the future such that similar transactions become a material part of its business, it will update the discussion of its revenue recognition policy to discuss such situations.

                  Note 6 -- Notes Payable, page F-20

                  6. As noted in prior comment 63, please include all the disclosures required by Rule 3-10 of Regulation S-X in the notes to your audited financial statements and ensure they are covered by the auditors' report.

                           Response:


                           A subsequent event footnote has been added on page F-15 to the footnotes to the audited financial statements to include the disclosures required by Rule 3-10 of Regulation S-X. The auditors' report has now been dual dated to cover the subsequent event footnote. As noted in our prior letter in response to comment 63, there are no significant restrictions on the ability of the Issuers or any subsidiary guarantor to obtain funds from its

                  Pamela A Long
                  February 24, 2006
                  Page 5

                           subsidiaries, thus the narrative disclosure specified in Rules 3-10(i)(9) and (i)(10) is not necessary.

                                     * * * *

                  If you have any questions regarding the foregoing responses, please call the undersigned at 404-815-2287 or Jay Rodriguez at 404-815-2283.

                  Sincerely,

                  /s/ Elizabeth Hardy Noe


                  Elizabeth Hardy Noe
                  for PAUL, HASTINGS, JANOFSKY & WALKER LLP

                  EN:bew